SilverCrest Announces Q1 Silver and Gold Production
134,528 Silver Ounces - Up 108%; 9,405 Gold Ounces - Up 198%

TSX-V: SVL OTCQX: STVZF	For Immediate Release

VANCOUVER, B.C. April 19, 2012 – SilverCrest Mines Inc. (the “Company”) is pleased to announce significant production increases of silver and gold in the First Quarter, 2012 as compared to First Quarter, 2011 from the Santa Elena Mine located in Sonora, Mexico.

Production Highlights of First Quarter, 2012 as Compared to First Quarter, 2011

  Silver production increased 108% to 134,528 ounces

  Gold production increased 198% to 9,405 ounces

  Ore Tonnes crushed increased 26% to 264,977

  Silver ounces to pad up 48% to 354,850

  Gold ounces to pad up 67% to 13,342

J. Scott Drever, President stated; “Operations at the Santa Elena mine enjoyed a robust start to 2012 with silver and gold production in line with our 2012 guidance. This is the second quarter that we have run at full, planned production rates while the comparative Q1 2011, was still in the commissioning phase. The crusher throughput averaged approximately 2,900 tonnes per day for Q1 2012, compared to a plan of 2,500 tonnes per day and the open pit tonnes and grades tracked closely with our model grades. Cash cost is anticipated to be consistent with our guidance of approximately $8 per silver equivalent ounce. As a result of this stellar quarter, the Company is on target to achieve its 2012 production guidance of 435,000 ounces of silver and 33,000 ounces of gold”.

Santa Elena Mine Operating Highlights:	Commercial Production Q1 2012	Commissioning Phase Q1 2011	% Change
Silver ounces produced	134,528	64,712	+108%
Gold ounces produced	9,405	3,152	+ 198%
Silver equivalent ounces produced (1)	616,682	184,483	+234%
Silver ounces sold	139,771	57,390	+ 144%
Gold ounces sold	9,788	2,333	+ 320%
Silver equivalent ounces sold (1)	641,532	146,219	+339%
Tonnes Ore	263,424	155,559	+69%
Tonnes waste	1,439,330	501,819	+187%
Waste / ore ratio (2)	5.46	3.23	+69%
Ore tonnes crushed	264,977	207,951	+27%
Average ore tonnes crushed per day	2,912	2,311	+26%
Average silver ore grade (gpt) loaded on pad	41.67	34.07	+22%
Average gold ore grade (gpt) loaded on pad	1.57	1.14	+38%
Silver ounces delivered to pad	354,850	239,369	+48%
Gold ounces delivered to pad	13,342	8,006	+67%
Ag : Au Ratio (1)	51.2:1	38:1	+35%

(1) Silver equivalence is a weighted volume average based on market spot prices per ounce of silver and gold at the quarter end dates.
(2) Average strip ratio for 2012, is projected at 3.9:1. Q1, 2012 strip ratio of 5.46:1 was higher than projected due to accelerating waste removal to assure access to higher grade ore to balance the strip ratio in subsequent quarters.

N. Eric Fier, CPG, P.Eng. and Chief Operating Officer for SilverCrest Mines Inc. and Qualified Person for this news release has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL; OTCQX: STVZF) is a Mexican precious metals producer with headquarters based in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, which is located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the 6.5 year life of the open pit phase of the Santa Elena Mine. A three year expansion plan is underway to double metals production at the Santa Elena Mine and exploration programs are rapidly advancing the definition of a large polymetallic deposit at the La Joya property in Durango, Mexico.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future. These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

	Contact:	Fred Cooper
	Telephone:	(604) 694-1730 ext. 108
	Fax:	(604) 694-1761
“J. Scott Drever”	Toll Free:	1-866-691-1730
J. Scott Drever, President	Email:	info@silvercrestmines.com
SILVERCREST MINES INC.	Website:	www.silvercrestmines.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.